PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

                             CORPORATE EXPRESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

ASSETS

                                                         November 29,      March 1,
                                                            1997            1997
                                                        -------------    ------------
                                                                (Unaudited)
Current assets:
  Cash and cash equivalents                             $    33,779      $    54,499
  Trade accounts receivable, net of allowance
    of $15,353 and $13,004, respectively                    619,268          494,199
  Notes and other receivables                                71,884           55,530
  Inventories                                               242,414          187,558
  Deferred income taxes                                      30,919           29,076
  Other current assets                                       43,122           28,548
                                                        -----------      -----------
          Total current assets                            1,041,386          849,410

Property and equipment:
  Land                                                       17,575           14,105
  Buildings and leasehold improvements                      125,733          106,824
  Furniture and equipment                                   323,700          249,693
                                                        -----------      -----------
                                                            467,008          370,622
  Less accumulated depreciation                            (128,819)        (106,891)
                                                        -----------      -----------
                                                            338,189          263,731

Goodwill, net of $50,773 and $36,471 of accumulated
  amortization, respectively                                838,734          671,967
Other assets, net                                            71,346           58,869
                                                        -----------      -----------

          Total assets                                  $ 2,289,655      $ 1,843,977
                                                        ===========      ===========



The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                                (In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY


                                                            November 29,        March 1,
                                                               1997              1997
                                                           ------------       -----------
                                                                   (Unaudited)
Current liabilities:
  Accounts payable                                          $   346,729      $   297,119
  Accrued payroll and benefits                                   59,119           45,512
  Accrued purchase costs                                         10,928           12,888
  Accrued merger and related costs                               22,462           18,484
  Other accrued liabilities                                      63,578           52,012
  Current portion of long-term debt and capital leases           26,583           29,742
                                                            -----------      -----------
     Total current liabilities                                  529,399          455,757

Capital lease obligations                                        11,059           11,545
Long-term debt                                                  745,709          621,705
Deferred income taxes                                            43,856           26,819
Minority interest in subsidiaries                                20,955           22,015
Other non-current liabilities                                    15,423           12,529
                                                            -----------      -----------
     Total liabilities                                        1,366,401        1,150,370

Contingencies (Note 7)

Shareholders' equity:
  Preferred stock, $.0001 par value, 25,000,000 shares
    authorized, none issued or outstanding                         --               --
  Common stock, $.0002 par value, 300,000,000 shares
    authorized, 141,500,194 and 126,171,467 shares
    issued and outstanding, respectively                             28               25
  Common stock, non-voting, $.0002 par value, 3,000,000
    shares authorized, none issued or outstanding                  --               --
  Additional paid-in capital                                    842,307          646,536
  Retained earnings                                              87,220           48,222
  Foreign currency translation adjustments                       (6,301)          (1,176)
                                                            -----------      -----------
     Total shareholders' equity                                 923,254          693,607
                                                            -----------      -----------

          Total liabilities and shareholders' equity        $ 2,289,655      $ 1,843,977
                                                            ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)


                                                         Three Months Ended                Nine Months Ended
                                                  ---------------------------      -----------------------------
                                                   November 29,   November 30,      November 29,    November 30,
                                                      1997           1996              1997             1996
                                                  -----------    ------------      -----------     ------------
                                                            (Unaudited)                       (Unaudited)
Net sales                                         $   996,160     $   889,566      $ 2,851,133      $ 2,295,442
Cost of sales                                         754,225         672,363        2,172,740        1,731,096
                                                  -----------     -----------      -----------      -----------
   Gross profit                                       241,935         217,203          678,393          564,346
Warehouse operating and selling expenses              161,878         150,546          482,781          399,830
Corporate general and administrative expenses          27,695          24,931           83,300           69,056
Merger and other nonrecurring charges                  15,009          12,368           14,890           12,371
                                                  -----------     -----------      -----------      -----------
   Operating profit                                    37,353          29,358           97,422           83,089
Interest expense, net                                   9,998           7,493           29,192           18,156
                                                  -----------     -----------      -----------      -----------
   Income before income taxes                          27,355          21,865           68,230           64,933
Income tax expense                                     12,804          12,935           30,138           30,606
                                                  -----------     -----------      -----------      -----------
   Income before minority interest                     14,551           8,930           38,092           34,327
Minority interest loss (income)                            28            (360)          (1,014)            (462)
                                                  -----------     -----------      -----------      -----------
   Net income                                     $    14,523     $     9,290      $    39,106      $    34,789
                                                  ===========     ===========      ===========      ===========

Pro forma net income                              $    14,523     $     8,918      $    39,106      $    33,760
                                                  ===========     ===========      ===========      ===========

Pro forma net income per common share             $      0.10     $      0.07      $      0.29      $      0.26
                                                  ===========     ===========      ===========      ===========

Weighted average common shares outstanding            139,999         131,283          135,932          129,387
                                                  ===========     ===========      ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                       Nine Months Ended
                                                                ---------------------------
                                                                 November 29,  November 30,
                                                                   1997           1996
                                                                -------------  ------------
                                                                         (Unaudited)
Cash flows from operating activities:
  Net income                                                     $  39,106      $  34,789
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                                  31,737         21,595
      Amortization                                                  16,832         12,891
      (Gain) loss on sale of assets                                    787
      Non-cash portion of merger and restructuring charge            2,197          2,384
      Adjustment to conform fiscal years                              --              204
      Minority interest                                             (1,014)          (462)
      Other                                                          2,342         (1,503)
  Changes in assets and liabilities, excluding acquisitions:
      (Increase) decrease in accounts receivable                   (94,778)       (58,915)
      (Increase) decrease in inventory                             (18,408)        (6,228)
      (Increase) decrease in other current assets                   (7,048)        (6,570)
      (Increase) decrease in other assets                            6,258          2,667
      Increase (decrease) in accounts payable                       29,616         20,407
      Increase (decrease) in accrued liabilities                     6,069         11,948
                                                                 ---------      ---------
Net cash provided by operating activities                           13,696         33,207
                                                                 ---------      ---------

Cash flows from investing activities:
  Proceeds from sale of assets                                      20,200          1,829
  Capital expenditures                                             (64,125)       (88,092)
  Payment for acquisitions, net of cash acquired                   (21,693)      (227,026)
  Investment in marketable securities                              (10,902)       (18,273)
  Other                                                              2,670         (8,730)
                                                                 ---------      ---------
Net cash used in investing activities                              (73,850)      (340,292)
                                                                 ---------      ---------

Cash flows from financing activities:
  Issuance of  common stock                                          7,513          9,096
  Issuance of subsidiary common stock                                2,434           --
  Debt issuance costs                                                 (704)        (8,428)
  Proceeds from long-term borrowings                                 8,324        344,834
  Repayments of long-term borrowings                               (29,082)       (15,059)
  Proceeds from short-term borrowings                                9,267          1,840
  Repayments of short-term borrowings                               (6,247)       (22,537)
  Net  proceeds from line of credit                                110,558          5,913
  Cash paid to retire bonds                                        (62,178)          --
  Other                                                                (14)        (4,666)
                                                                 ---------      ---------
Net cash  provided by financing activities                          39,871        310,993
Net cash used in discontinued operations                               (10)          (177)
Effect of foreign currency exchange rate changes on cash              (427)           232
                                                                 ---------      ---------
(Decrease) increase in cash and cash equivalents                   (20,720)         3,963
Cash and cash equivalents, beginning of period                      54,499         29,813
                                                                 ---------      ---------
Cash and cash equivalents, end of period                         $  33,779      $  33,776
                                                                 =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

Supplemental schedule of noncash investing and financing activities:

     Capital lease obligations in the amount of $3,504,000 and $5,853,000 were incurred during the nine months ended November 29, 1997 and November 30, 1996, respectively, for equipment and vehicles.

     During the nine months ended November 29, 1997, the Company invested $14,546,000 in net cash and 13,887,842 shares of common stock in its acquisition program. During the nine months ended November 30, 1996, the Company invested $219,917,000 in net cash and approximately 2,421,000 shares of common stock for acquisitions. In conjunction with these acquisitions, liabilities were assumed as follows:


                                                   Nine Months Ended
                                              --------------------------
                                              November 29,   November 30,
                                                  1997         1996
                                              -------------  -----------
                                                    (In thousands)
                                                      (Unaudited)
Fair value of assets and goodwill acquired     $ 340,964      $ 541,469
Cash paid, net of cash acquired                  (14,546)      (219,917)
Issuance of notes payable                           --           (4,325)
Issuance of stock                               (176,257)       (75,620)
Purchase price payable, included
   in current liabilities                         (3,361)        (4,724)
                                               ---------      ---------
Liabilities assumed                            $ 146,800      $ 236,883
                                               =========      =========


     In addition to the amounts set forth above, during the nine months ended November 29, 1997, the Company paid $7,147,000 and issued approximately 61,932 shares of common stock for prior period acquisitions, and acquired the remaining 49% interest in Corporate Express United Kingdom for shares of common stock of the Company. During the nine months ended November 30, 1996, the Company paid $4,820,000 for prior period acquisitions, $2,289,000 to dissenting shareholders of a pooled company, purchased a warehouse facility for 135,000 shares of common stock and issued 71,471 shares of common stock to retire convertible debt of $1,449,400 previously issued by one of the Company's acquired subsidiaries.



The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

1.  Basis of Presentation and Significant Accounting Policies

  The consolidated financial statements include the accounts of Corporate Express, Inc. ("Corporate Express" or the "Company") and its majority-owned subsidiaries. The following acquisitions were accounted for as poolings of interests and, accordingly, the accompanying financial statements have been restated to include their accounts and operations:


  .  Nimsa S.A. ("Nimsa") was acquired by the Company on October 31, 1996.
  . Bevo Acquisition Corp., Inc., a wholly-owned subsidiary of the Company, was merged with and into United TransNet, Inc. ("UT") on November 8, 1996.
  . IMS Acquisition, Inc., a wholly-owned subsidiary of the Company, was merged with and into Sofco Mead, Inc. ("Sofco") on January 24, 1997.
  . H.M. Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Hermann Marketing, Inc. ("HMI") on January 30, 1997.

  Acquisitions accounted for as purchases are included in the accounts and operations as of the effective date of the transaction and immaterial acquisitions accounted for as poolings of interests are included in the accounts and operations as of the beginning of the fiscal quarter in which the transaction is effective. The Company accounts for its investments in less than 50% owned entities using the equity or cost methods. All intercompany balances and transactions have been eliminated.

  These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-K/A for the year ended March 1, 1997.

  Certain of the Company's locations calculate cost of sales using an estimated gross profit method for interim periods. Cost of sales at these locations are adjusted based on physical inventories which are performed no less than once a year.

  The Company capitalizes certain salaries and wages and payments to outside firms for direct services related to the development and implementation of its software. All software is amortized over its economic useful life of three to seven years using the straight-line method.

  New Accounting Standards:

  In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international earnings per share standards. Had SFAS No. 128 been effective during the nine months ended November 29, 1997 and November 30, 1996, (i) "Basic earnings per share" under SFAS No. 128 would have been $.30 and $.28, respectively, and (ii) "Dilutive earnings per share" under SFAS No. 128 would have been $.29 and $.26, respectively. Had SFAS No. 128 been effective during the three months ended November 29, 1997 and November 30, 1996, (i) "Basic earnings per share" under SFAS No. 128 would have been $.11 and $.07, respectively, and (ii) "Dilutive earnings per share" under SFAS No. 128 would have been $.10 and $.07, respectively.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

2.  Changes in Reported Amounts

  The Company has revised its previously issued financial statements for the three and nine-month periods ended November 29, 1997 and November 30, 1996 to reclassify the Data Documents Incorporated ("DDI") acquisition from a pooling of interests transaction to a purchase acquisition. Subsequent to the merger with DDI, the Company announced its intention to repurchase up to 35,000,000 shares of its common stock and, in accordance with current accounting practices, such announcement precludes the Company from recording the DDI merger as a pooling of interests transaction. The following table summarizes the changes to the previously reported amounts.


                                                 Three Months Ended          Nine Months Ended
                                           ---------------------------  ---------------------------
                                             November 29,  November 30,  November 29,   November 30,
                                               1997           1996          1997           1996
                                           -------------  ------------  -------------  ------------
Income before income taxes, minority
interest, and extraordinary item:
     As previously reported                $  29,198      $  25,345     $  78,426      $  75,750
     As revised                               27,355         21,865        68,225         64,936

Extraordinary item:
     As previously reported                   (7,108)          --          (7,108)          --
     As revised                                 --             --            --             --

Pro forma net income:
     As previously reported                    7,709         10,974        37,255         40,100
     As revised                               14,523          8,918        39,106         33,760

Pro forma net income per common share:
     Continuing operations:
        As previously reported                  0.10           0.08          0.30           0.29
        As revised                              0.10           0.07          0.29           0.26
     Extraordinary item:
        As previously reported                 (0.05)          --           (0.05)          --
        As revised                              --             --            --             --
     Net income:
        As previously reported                  0.05           0.08          0.25           0.29
        As revised                         $    0.10      $    0.07     $    0.29      $    0.26

Weighted average common shares:
     As previously reported                  150,636        142,235       146,789        140,321
     As revised                              139,999        131,283       135,932        129,387


                                               November 29,     March 1,
                                                   1997           1997
                                               -------------  ------------
     Total Assets
       As previously reported                     2,151,053      1,973,258
       As revised                                 2,289,655      1,843,977
     Total Equity
       As previously reported                       788,958        727,150
       As revised                                   923,254        693,607

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

3.  Accrued Purchase Costs

  In conjunction with purchase acquisitions, the Company accrues certain of the direct costs associated with closing redundant facilities of acquired companies, and severance and relocation payments for the acquired company's employees.

  The following table sets forth activity in the Company's accrued purchase costs liability account for the nine months ended November 29, 1997:


                                                                                  Disposition
                                             Facility     Redundant                of Assets
                                 Total      Exit Costs   Facilities   Severance     & Other
                              ------------  -----------  -----------  ----------  ------------
                                                       (In thousands)
Balance, March 1, 1997            $12,888      $ 1,845      $ 3,269     $ 6,149    $1,625
Additions/Adjustments               5,578          724        1,349       3,494        11
Payments                           (7,275)      (1,525)      (1,065)     (4,420)     (265)
Reversals to goodwill                (263)          --          (72)       (166)      (25)
                                  -------      -------      -------     -------    ------
Balance, November 29, 1997        $10,928      $ 1,044      $ 3,481     $ 5,057    $1,346
                                  =======      =======      =======     =======    ======


4.  Merger and Other Nonrecurring Charges

  During the third quarter of fiscal 1997, the Company recorded a net merger and other nonrecurring charge of $15,009,000. This net charge is comprised of $18,073,000 in merger and other nonrecurring charges in connection with the Company's acquisition of DDI, the continued integration of delivery and certain provisions for reductions in force and facility closures at other locations, offset by $3,064,000 in revisions to the merger and other nonrecurring charges established in previous periods to reflect the final transaction and exit costs incurred. These revisions reflect the finalization of contract buyouts and delays in closing certain facilities and disposition of related assets. The current quarter charge includes the closure of 34 facilities and the reduction of approximately 720 employees.

  During the second quarter of fiscal 1997, the Company incurred $754,000 of merger transaction costs related to second quarter acquisitions accounted for as immaterial poolings of interests. Additionally, the Company reduced previous charges by $874,000 to reflect actual exit costs to be incurred.

  During the third and fourth quarters of fiscal 1996, the Company recorded an estimated net merger and other nonrecurring charge of $19,840,000 in connection with the Company's acquisition of UT, Nimsa, HMI and Sofco.

  During the fourth quarter of fiscal 1995, the Company recorded a merger and other nonrecurring charge primarily in conjunction with the U.S. Delivery Systems, Inc. ("Delivery") and Richard Young Journal, Inc. acquisitions. This liability was adjusted in fiscal 1996 to reflect the actual merger transaction costs incurred and revised plans primarily as a result of the integration of UT with Delivery. The Company expected to complete this plan within two years; however, due to the acquisition of UT in the third quarter of fiscal 1996, the revised exit plan is expected to be completed by the end of the first quarter of fiscal 1998. The following table summarizes the merger and other nonrecurring charges and sets forth their usage for the nine months ended November 29, 1997:

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS



                                               Balance    FY 97       Cash     Non-Cash    Balance
                                                3/1/97  Net Charge  Payments   Usage       11/29/97
                                               -------  ----------  --------   --------   ---------
                                                                    (In thousands)
  Merger transaction costs (1)                 $ 4,082     $ 4,485   $(3,444)             $   5,123
  Severance and terminations (2)                 7,665       7,745    (3,732)                11,678
  Facility closure and consolidation (3)         6,737         463    (1,539)                 5,661
                                               -------     -------   -------              ---------
  Accrued merger and related costs, balance     18,484      12,693    (8,715)                22,462
  Other asset write-downs and costs (4)          4,152       2,197        --    $(1,955)      4,394
                                               -------     -------   -------    -------   ---------
     Total                                     $22,636     $14,890   $(8,715)   $(1,955)  $  26,856
                                               =======     =======   =======    =======   =========


(1) Merger transaction costs are the direct costs from the pooling transactions and those direct costs incurred by DDI, and include legal, accounting, investment banking, printing, contract buy-outs and other related costs. Remaining merger transactions costs for the fiscal 1996 charge are primarily for the UT acquisition and include contract buy-outs for certain employees which are expected to be resolved by the end of fiscal 1997.
(2) Severance and employee termination costs are related to the elimination of duplicate management positions, facility closures and consolidations, and centralization of certain shared services. Of the 1,717 employees currently planned to be terminated, 392 have been terminated as of November 29, 1997. The Company expects to complete the facility closures and related terminations for the fiscal 1995 charge, which totals $1,839,000, by the end of the first quarter in fiscal 1998 and the fiscal 1996 charge, which totals $2,879,000, by the end of fiscal 1998. The centralization of certain shared services began in the second quarter of fiscal 1997 and will continue through fiscal 1998. The Company expects to complete the facility closures and related terminations for the fiscal year 1997 charge, which totals $6,960,000, by the end of fiscal 1998.
(3) Facility closure and consolidation costs are the estimated costs to close redundant facilities, lease costs and other costs associated with closed facilities. One hundred thirty four of the 215 facilities currently planned to be closed or consolidated have been closed or consolidated. The remaining facilities in the fiscal 1995 charge are expected to be closed by the end of the first quarter in fiscal 1998, the remaining facilities in the fiscal 1996 charge are expected to be closed by the end of fiscal 1998, and the facilities identified in the 1997 charge are expected to be closed by the end of fiscal 1998.
(4) Other asset write-downs and costs are recorded as contra assets, and include the loss on sale of assets and leasehold improvements and equipment being abandoned or written off as a result of the exit plans. The remaining balance primarily represents assets that will be disposed of in conjunction with facility closures, which are expected to be completed by the end of fiscal 1998.

5.  Pro Forma Acquisition Results

  Effective November 26, 1997, the Company issued approximately 10,740,000 shares of common stock in exchange for all of the outstanding stock of DDI, a provider of forms management services and systems, custom business forms and pressure-sensitive labels for large corporate customers. This acquisition was originally accounted for as a pooling of interest transaction. Subsequent to completing this merger, the Company announced its intention to repurchase up to 35,000,000 shares of its common stock and in accordance with current accounting practices, this announcement precluded the Company from accounting for the DDI acquisition as a pooling of interests transaction. This amended Form 10-Q reflects the DDI acquisition as a purchase transaction; accordingly, the excess of the purchase price over the fair market value of the net tangible assets acquired was allocated to goodwill and is amortized over 40 years.

  On May 15, 1996, the Company acquired all of the outstanding capital stock of ASAP Software Express, Inc. ("ASAP"), a leading distributor of software to large corporations, for a purchase price of approximately $98,000,000. In addition, the Company purchased all of the outstanding capital stock of Boulevard Produits De Bureau, Inc. ("Boulevard"), a seller of office supplies, furniture and equipment, for a net cash purchase price of

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

$16,102,000. The Company also repaid $9,498,000 of Boulevard promissory notes with cash of $731,900 and 356,832 shares of the Company's common stock. The excess of the purchase price over the fair market value of the net tangible assets acquired in both acquisitions was allocated to goodwill and is being amortized over 40 years.

  The operating results of DDI, ASAP and Boulevard are included in the Company's consolidated statement of operations from the effective date of each acquisition. The following pro forma financial information assumes the DDI, ASAP and Boulevard acquisitions occurred at the beginning of the nine-month period ended November 30, 1996. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the transactions occurred at the beginning of the period, or of results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.

                                        Nine months Ended
                             ----------------------------------------
                              November 29, 1997    November 30, 1996
                             -------------------  -------------------
                             (In thousands, except per share amounts)
     Net sales                        $3,048,124           $2,532,520
     Net income                           46,648               38,647
     Net income per share                   0.32                 0.28



6.   Pro Forma Net Income:

  The pro forma net income and pro forma net income per share reflect the tax adjustment for a fiscal 1996 acquisition accounted for as a pooling of interests that was previously an S corporation for income tax purposes, as if the acquired company had filed a C corporation tax return for all periods presented. The effect is as follows:


                                                  Three Months Ended  Nine Months Ended
                                                  November 30, 1996   November 30, 1996
                                                  ------------------  -----------------
  Net income before pro forma adjustments, per
   consolidated statements of operations                      $9,290            $34,789
  Pro forma provision for income taxes                           372              1,029
                                                              ------            -------
   Pro forma net income                                        $8,918            $33,760
                                                              ======            =======


7.   Contingencies

  In the normal course of business, the Company is subject to certain legal proceedings. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's financial position or operating results.